McKesson Corporation

One Post Street

San Francisco, CA 94104

Tel: 415-983-8300

Via EDGAR and EMAIL (McallisterB@SEC.GOV)

September 6, 2011

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	McKesson Corporation
Form 8-K dated July 28, 2011
File No. 001-13252

Dear Ms. Jenkins:

On behalf of McKesson Corporation (the “Company”), I would like to acknowledge receipt of a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 24, 2011.

While we have already begun to compile the information necessary to frame our response, we do not believe that the initial ten (10) business day deadline specified in your letter will provide sufficient time for us to properly consider and respond to the Staff’s comments. Therefore, we currently expect that we will have a response to you on or before September 16, 2011. The additional time is necessary in order to adequately consult with our internal and external subject matter experts.

We look forward to discussing these matters with you and trust that the foregoing is satisfactory. Please contact me at (415) 983-8882 as soon as possible if for any reason that is not the case.

Thank you very much for your cooperation.

Sincerely,

/s/ Jeffrey C. Campbell

Jeffrey C. Campbell

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission
Nasreen Mohammed, U.S. Securities and Exchange Commission
Laureen E. Seeger, McKesson Corporation
Nigel A. Rees, McKesson Corporation
John G. Saia, McKesson Corporation